May 11, 2018

200 Clarendon Street

Boston, Massachusetts 02116

Tel: +617.948.6000 Fax: +1.617.948.6001

www.lw.com

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VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Gabor

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     MeiraGTx Holdings plc Registration Statement on Form S-1

          (CIK No. 0001735438)

Dear Mr. Gabor:

On behalf of MeiraGTx Holdings plc (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2018 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Confidential Registration Statement”). This letter is being submitted together with an amendment to the Confidential Registration Statement (as amended, the “Registration Statement”), which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Confidential Registration Statement. Please note that the Registration Statement has been updated to reflect that the Company was formed under the laws of the Cayman Islands.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

May 11, 2018

1.	We note your disclosure that you have five ongoing clinical programs. However, your table indicates that you currently have four clinical programs. Please reconcile your disclosure.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure including pages 1, 4, 5, 79 and 95 of the Registration Statement in response to the Staff’s comment.

Our Ophthalmology Programs, page 3

2.	We note your disclosure here and in the Business section that you have longstanding relationships with leading institutions in retinal disease treatment, including Moorfields Eye Hospital in London, the University of Michigan Kellogg Eye Center, Massachusetts Eye and Ear, the Medical College of Wisconsin & Froedtert Hospital, and the Casey Eye Institute at the Oregon Health & Science University. Please briefly disclose the nature of your relationship with each institution in the Business section, including any current activity with each institution. If any of these relationships are evidenced by agreements, please tell us how you determined that you were not required to file such agreements as exhibits. To the extent you do not have active relationships with these institutions, please tell us why you believe it is appropriate to list each institution.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 of the Registration Statement to briefly describe the nature of the Company’s relationship with these institutions. The Company has active relationships with all of these institutions that, in most cases, precede the date that it entered into clinical site agreements with each of these institutions. These institutions provide strategic guidance and direction for the Company’s clinical programs, and the clinical site agreements are one aspect of those relationships.

The Company advises the Staff that its clinical site agreements are of the type that ordinarily accompany the Company’s business, as the Company’s business to date has been primarily the development of clinical, preclinical and research programs for gene therapy. As provided in Item 601(b)(10)(ii)(B), a contract that ordinarily accompanies the kind of business conducted by registrant need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services or purchase the major part of the registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” The Company notes that the clinical site agreements do not fall within the categories provided in Item 601(b)(10)(ii)(A), (C) or (D), and that the clinical site agreements are not of the nature of any of the examples provided in 601(b)(10)(ii)(B).

May 11, 2018

The Company advises the Staff that a determination of whether a registrant’s business is substantially dependent upon a particular contract is a matter of judgment depending on the facts and circumstances, and must be evaluated in terms of the impact on the registrant’s business. The Company recognizes that it is highly dependent on the totality of the clinical site agreements relating to its clinical programs, but the Company is not substantially dependent on any single clinical site agreement.

For the foregoing reasons, the Company has concluded that the agreements are not required to be filed as an exhibit under Regulation S-K Item 601(b)(10)(ii)(B).

Clinical trials are expensive, time-

consuming, difficult to design and implement, and involve an uncertain . . ., page 18

3.	We note your disclosure on page 21 that you received a question from the FDA around your injection device compatibility assay, thus putting your AAV-CNGB3 IND on partial clinical hold. Please include disclosure in your prospectus summary indicating that AAVCNGB3 is subject to a partial clinical hold, revise the pipeline chart on pages 2 and 94 to indicate that AAV-CNGB3 is subject to a partial clinical hold, and revise your Business section to provide the particular findings that led to the FDA’s institution of the partial clinical hold.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 21, 96 and 109 of the Registration Statement in response to the Staff’s comment. The Company advises the Staff that, as disclosed on page 21 of the Registration Statement, the partial clinical hold applies to the Company’s IND for AAV-RPE65. As disclosed on page 21 of the Registration Statement, the Company’s IND for AAV-CNGB3, which was not opened, was put on clinical hold, and not on a partial clinical hold.

Use of Proceeds, page 71

4.	Please revise the discussion to identify the stage of development you expect to achieve for each of your product candidates with the proceeds of the offering. To the extent you expect to begin a particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

May 11, 2018

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will update this disclosure in a future filing in response to the Staff’s comment.

Business

Our Ophthalmology Programs, page 99

5.	We note that the preclinical trials discussed in this section provide results without providing proper context for such results. For each of the preclinical trials discussed in this section, please disclose the date(s) of the trials, the sponsor, and the location; scope and size; dosage and duration; and the actual results observed. Please also state whether you have published the data for any of your preclinical studies. Please also confirm that the examples you list in the prospectus are representative of the results of your trials. For example, we note on page 108 you discuss a preclinical study showing that treatment with AAV-RPGR was associated with the restoration of PRGR, but state that this was only one of your preclinical studies looking at AAV-RPGR.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure starting on page 105 of the Registration Statement in response to the Staff’s comment. In response to the Staff’s comment, the Company further advises the Staff that the examples it lists in the prospectus are representative of the results of its trials.

Our Competitive Advantage: Natural History Studies, page 100

6.	Please explain how the natural history studies are structured, including partners for such studies, where such studies are conducted, and how these studies relate to clinical trials. Please also explain what you mean when you say that these studies provide patients that are “well characterized” for your trials.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 103, 109, 113, 118, 119 and 122 of the Registration Statement in response to the Staff’s comment.

LCA4-AIPL1, page 111

7.	Please revise here to explain what a “Compassionate Use” program is and why it is significant. Also revise your Government Regulation discussion in the Business section to provide additional disclosure concerning the requirements for achieving this designation and its impact on your clinical development.

May 11, 2018

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126 and 157 of the Registration Statement in response to the Staff’s comment.

Xerostomia, page 113

8.	We note that you are currently conducting a Phase 1/2 dose escalation clinical trial for the treatment of radiation induced xerostomia. Please disclose the location, scope, and size of the trial.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 129 of the Registration Statement in response to the Staff’s comment.

Intellectual Property, page 118

9.	Please revise your discussion to disclose for each material patent and patent application (1) the specific product(s) to which such patents or patent applications relate (2) the type of patent protection (composition of matter, use or process); (3) patent expiration dates; and applicable jurisdictions.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 135 to 138 of the Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

7. Accrued Expenses, page F-22

10.	Your accrued clinical trial expenses increased from $664,149 in 2016 to $4,859,410 in 2017. You state on page F-9 in “Use of Estimates” that you used significant estimates in accounting for research and development costs and accrued expenses. Tell us if you have historically had material changes in estimates in your accruals for research and development expenses. Also tell us your consideration of including research and development expenses in Critical Accounting Policies.

May 11, 2018

Response:

The Company acknowledges the Staff’s comment and advises the Staff that its estimates for research and development expenses are based upon the timing and costs of patient dosing in its clinical trials, the manufacture of its clinical trial materials and the progress of its pre-clinical research. There have not been any historical material changes in estimates for the Company’s accruals for research and development expenses. The Company further advises the Staff that it has revised the disclosure on page 85 to include Research and Development as a Critical Accounting Policy.

10. Share-based Compensation

11. Convertible Preferred C Shares and Shareholders’ Deficit, page F-23

11.	You state in “Liquidation Preference” on page F-27 that you accounted for the amendment to reduce the liquidation value of the Preferred Shares as an extinguishment and recorded a loss of $91,203. Please separately present the extinguishment of the preferred shares and new issuance on the Statement of Stockholders’ Equity. In addition, please clarify if you accounted for the issuance of the new preferred shares at fair value and tell us how the fair value was determined.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the statement of stockholders’ equity for the year ended December 31, 2017 to separately present the extinguishment of the Series C Preferred Shares and the concurrent new issuance of Series C Preferred Shares to the same holders. The Company further advises the Staff that it has also revised the disclosure on page F-30 of the Registration Statement to specifically state that the new Series C Preferred Shares issued in connection with the extinguishment were accounted for at fair value. The fair value of the newly issued Series C Preferred Shares issued in connection with the extinguishment was determined based upon recent sales of the Company’s Series C Preferred Shares to third parties on or about the time of the extinguishment.

12.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

May 11, 2018

Response:

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair market value of the ordinary shares underlying the Company’s equity issuances and the reasons for the differences between the recent valuations of its ordinary shares leading up to the IPO and the estimated offering price.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company supplementally advises the Staff that it commenced “testing the waters” meetings with potential investors on April 23, 2018. The Company is supplementally providing to the Staff a copy of the presentation that the Company is using in these meetings. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the first sentence of the Staff’s comment.

Response:

14.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company does not currently intend to include any additional graphic, visual or photographic information in the preliminary prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

May 11, 2018

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (617) 948-6060.

Very truly yours,

/s/ Peter Handrinos
Peter Handrinos of LATHAM & WATKINS LLP

cc:	Alexandria Forbes, Ph.D., MeiraGTx Holdings plc

Richard Giroux, MeiraGTx Holdings plc

Keith Halverstam, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP